UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: February 26, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

London, 26 February 2014

CSR PLC UNAUDITED RESULTS FOR THE FOURTH QUARTER

AND AUDITED RESULTS FOR THE 52 WEEKS ENDED 27 DECEMBER 2013

Core growth drives increased profitability and 70% growth in underlying EPS for 2013.

Propose to increase FY dividend by 15%. Announced CSR Mesh—a disruptive Bluetooth Smart technology.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today report fourth quarter results for the 13 week period and full year results for the 52 week period to 27 December 2013:

	Underlying*		IFRS
Fourth Quarter Financial Summary	Q4 2013	Q4 2012	Q4 2013		Q4 2012
Revenue	$208.2m	$249.2m	$208.2m		$249.2m
Core revenue**	$157.2m	$155.6m	$157.2m		$155.6m
Gross margin	52.8%	49.9%	51.9%		48.6%
Operating profit (loss)	$11.8m	$15.3m	($95.2m	)	$117.5m
Profit (loss) for the period	$11.1m	$10.3m	($76.1m	)	$64.7m
Diluted earnings (loss) per share	$0.06	$0.05	($0.47)		$0.32
Cash, cash equivalents and treasury deposits	$306.2m	$333.3m	$306.2m		$333.3m

	Underlying*		IFRS
Full Year Financial Summary	2013	2012	2013		2012
Revenue	$960.7m	$1,025.4m	$960.7m		$1,025.4m
Core revenue**	$722.3m	$661.1m	$722.3m		$661.1m
Gross margin	52.4%	50.8%	51.6%		49.6%
Operating profit (loss)	$104.3m	$74.0m	($48.4m	)	$107.9m
Profit (loss) for the period	$81.1m	$55.4m	($46.3m	)	$51.2m
Diluted earnings (loss) per share	$0.46	$0.27	($0.28)		$0.25

•	Full year 2013 performance:

•	Revenue $960.7m (2012: $1,025.4m), Core revenue increase of 9.3% to $722.3m (2012: $661.1m),

•	Underlying earnings per share $0.46 increase of 70% (2012: $0.27); IFRS loss per share $0.28 mainly due to Cameras impairment of $76.9m. (2012: earnings per share $0.25 reflecting recognition of profit of $127.2m on the transaction with Samsung).

•	Financial performance Q4 2013:

•	Revenue of $208.2m (Q4 2012: $249.2m) down 16% year-on-year, reflecting a 46% decline in Legacy revenues,

•	Increased Core gross margin up 1.0 points to 60.2% (Q4 2012: 59.2%),

•	Underlying operating profit of $11.8m (Q4 2012: $15.3m) primarily due to decline in Legacy revenue,

•	IFRS operating loss of $95.2m mainly due to Cameras impairment (Q4 2012: operating profit of $117.5m, reflecting recognition of profit of $127.2m on the transaction with Samsung),

•	Underlying diluted earnings per share increased to $0.06 (Q4 2012: $0.05),

•	IFRS diluted loss per share of $0.47 mainly due to Cameras impairment, (Q4 2012: earnings per share of $0.32).

•	Momentum in platform strategy:

•	Accelerating design win momentum in Bluetooth Smart,

•	Launched a new Bluetooth® Smart CSR1012™ platform, which is optimised to help create low-power wearable accessories,

•	Growing pipeline of automotive factory-fit design wins for Automotive Infotainment platform systems-on-a-chip (SoC).

•	Continued technical innovation:

•	In January 2014 at CES, launched VibeHub™ platform enabling multi-room networked home audio products via Wi-Fi® and Bluetooth,

•	In February 2014, launched CSR Mesh which enables an almost unlimited number of Bluetooth Smart enabled devices to be networked together and controlled directly from a single smartphone, tablet or PC.

•	Dividend/buyback:

•	Propose final dividend of $0.091 per ordinary share (2012: $0.08), representing a dividend of $0.136 per ordinary share for the financial year (2012: $0.118), an increase of 15% on 2012 full year dividend,

•	Intention to return up to $50m via buyback.

Joep van Beurden, Chief Executive Officer, said: “2013 has seen CSR deliver good Core growth, driven by a strong increase in Voice & Music revenue and a solid performance by Auto with growth starting in Bluetooth Smart, contributing to increased overall profitability and underlying earnings compared to 2012.

“We have ended the year with $306.2 million in cash, cash equivalents and treasury deposits after buybacks of $67.8 million. Given the strength of our financial position, our confidence in our future prospects and our focus on delivering returns to shareholders, the Board is recommending a final dividend of $0.091 per ordinary share, implying a full year increase of 15% year-on-year. In addition, we are proposing to return up to $50 million to shareholders via a share buyback during the course of 2014.

“Looking forward, we see good potential for our Core business. In Auto, we are experiencing strong design win momentum for automotive factory-fit infotainment platform SoCs. We continue to see good underlying growth in Voice & Music, after taking account of the non-recurring growth in China in the first half of 2013. Our market leading aptX® audio codec technology added 17 license agreements during Q4 2013 and is now being used for in-vehicle infotainment systems.

“We have a strong and growing pipeline of Tier One Bluetooth Smart design wins. We believe that Bluetooth Smart is emerging as a key technology for the Internet of Things (IoT) and have recently announced CSR Mesh, a disruptive new Bluetooth Smart technology which extends its use further into smart home and IoT applications.”

OUTLOOK

We expect first quarter 2014 revenues to be in the range of $170 million to $190 million. We expect Legacy Products revenue in 2014 to decline by around 65% compared to 2013 revenue.

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, integration & restructuring costs, release of litigation provision, litigation and patent settlements, fair value of contractual milestones, gain on disposal of development operations, goodwill and non-current asset impairment charges, other operating income, option premium for option on tender offer, the unwinding of discount on non underlying items, the deferred tax effect of change in UK tax rate, the tax effect of UK patent box, prior year adjustments and the movement in uncertain tax positions and the recognition of tax losses brought forward. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures on pages 26 to 28.

**	Core comprises Auto, Voice & Music and Consumer.

Notes to Financial Summary Tables

Non-IFRS Disclosure: Although we prepare our financial statements in accordance with IFRS, we also report and discuss additional measures that we call “underlying.” These underlying measures are not IFRS measures. Management believe that these underlying measures provide investors with useful information regarding our ongoing performance by excluding certain amounts that are included in the comparable IFRS numbers, which can distort trends. We present “underlying” measures in this document (a) as we believe they provide consistency between the way the business is reported, and the way management view the business and discuss its performance with investors; (b) to share metrics with all investors at the same time; (c) to disclose the main drivers of management remuneration and reward; and (d) to assist investors in understanding management decisions and the long term value of CSR. We use “underlying” measures in our business to (a) evaluate performance and value creation; (b) make resource allocation decisions; (c) provide performance targets for management remuneration and reward; and (d) target long term growth opportunities. “Underlying” measures are not defined terms under IFRS or any other GAAP and, therefore, the definitions should be carefully reviewed by our shareholders and investors. “Underlying” measures are not intended to be a substitute for IFRS measures, and are not superior to the IFRS measures reported. The definition of “underlying” measures can differ between companies, even if such measures have similar names. In addition, the adjustments made between “underlying” and IFRS measures are in some cases recurring, and we do not represent that these are outside the normal course of business. Some of the adjustments are based on management’s judgment in terms of both classification and estimation. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 26 to 28.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Director Investor Relations	Tel: +44 (0) 20 7831 3113
Paul Sharma, Senior Manager Investor Relations
Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am GMT, 26 February 2014
Location:	JP Morgan Cazenove, Holborn Bars, 138-142 Holborn, London EC1N 2NQ
Details of the live audio webcast and audio call:	UK Toll Free: 0808 237 0036 USA and Canada Toll Free: +1 877 841 4559 Rest of the world: +44 203 426 2845
Replay:	UK Toll Free: 0808 237 0026 Access Code: 645770# US Toll- Free Number: +1 866 535 8030 Rest of the world: +44 20 3426 2807
Details:	Also available on the CSR website http://www.csr.com/Q4-2013-webcast-uk*

*	The information on our website is not incorporated by reference into this report.

The first quarter 2014 results are expected to be announced on 30 April 2014.

Executing Against our Strategy

Our goal is to deliver growing shareholder returns by generating revenue growth and increasing profitability. We seek to do this by focusing our investment on markets that are fast growing and where we can deliver differentiated platforms with a leading market position. We currently develop enhanced and connected platforms in the areas of Voice & Music, Auto and Consumer. We focus on five end markets in our Core business group – Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location – which we believe will enable us to achieve our goal over the medium and longer term.

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We expect our serviceable addressable market (SAM) to grow from $3.1 billion in 2013 to $5.9 billion in 2018 (excluding revenue from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate (CAGR) of 13.5%.

We saw growth in Core revenues, with Q4 2013 revenues of $157.2 million (Q4 2012: $155.6 million) representing a 1% year-on-year increase and Core underlying gross margins increasing to 60.2% (Q4 2012: 59.2%).

Financial Metrics

We note that year-on-year growth for Core revenue during H1 2014 will be negatively impacted by the strong comparables achieved during the first half of 2013, which benefited from the enforcement of hands-free driving legislation in China. We expect Core gross margins for 2014 to be within our previously stated range of 55% - 60%.

In Legacy, due to products reaching end-of-life earlier than previously expected, we now expect that in 2014, Legacy Products revenue will decline by around 65% compared to the 2013 financial year. This compares to our previous expectation of 50% revenue decline for the year.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth. Following the decision to discontinue investment in our camera-on-a-chip (COACH®) platform which we announced on 10 December 2013 – as well as reduced revenue expectations for Legacy Products, we currently expect our underlying operating costs to be between $345 million and $365 million for 2014.

Tax

Our underlying effective tax rate for 2013 was 20.3%. The underlying tax rate has benefited from favourable changes to the profit mix during the quarter and settlement of historic enquiries with tax authorities. Further details are on page 14.

We expect the underlying effective tax rate in 2014 to be below 20%, due to changes in the geographic mix of our business and the implementation of the Patent Box in the U.K. We continue to expect minimal cash tax in 2014.

Progress on Platforms

In Auto, we experienced increased demand from Tier One customers for our connectivity products during the fourth quarter. Several of the previously reported design wins for our autograde Wi-Fi started ramping into volume production with a number of customers and we continued to ship our Wi-Fi to major Western Tier One original equipment manufacturers (“OEM”). We have secured multiple programs with Tier One OEMs for our factory-fit auto SoC. Our CSR1010™ automotive grade Bluetooth Smart solution continued to see good traction for a range of applications including keyless entry, as well as temperature and pressure sensors. We have also seen good interest in our upcoming generation of automotive SoC.

We extended the use of aptX to automobiles in February 2014, with JVCKenwood choosing our market leading aptX audio codec technology for use in its in-vehicle infotainment systems.

In November, we partnered with Mentor Graphics to deliver an ‘out of the box’ software solution for OEMs looking to deliver in-car wireless connectivity. Our CSR Synergy™ software will be pre-integrated in upcoming releases of Mentor Graphics’ GENIVI Linux compliant Automotive Technology Platform (ATP) to provide a complete software solution for a range of wireless connectivity technologies. It will enable systems with a range of features such as in-car internet, smartphone tethering via Mirrorlink, hot-spot support via Wi-Fi, wideband hands-free calling and CD-like audio streaming via aptX® over Bluetooth, in addition to Bluetooth Smart support for emerging use cases such as keyless entry and temperature and pressure sensors.

In Voice & Music, we continued to see growth for streaming audio via Bluetooth as the proliferation of Bluetooth-enabled wireless audio devices persisted. New audio product releases included Motorola, Jabra, LG and Sony, with approximately 700 new SIG (Bluetooth special interest group) stereo end product listings in the quarter, compared to around around 350 stereo SIG listings for Q4 2012. We believe that the quantity of Bluetooth SIG qualified end product listings accelerated at the end of 2013 ahead of a new declaration process adopted by the SIG at the start February 2014. We are seeing increasing competition in China, in particular for low cost entry level audio products.

aptX added 17 license agreements during Q4 2013. We have also seen significant end product launches featuring aptX, with 38 products launched from companies including Intel’s implementation of aptX Low Latency in Samsung’s ATIV Ultrabook, Nokia, Vertu, Vizio and Jarre. At the end of Q4 2013, we had 236 licensees for our aptX technology, a strong pipeline of pending product launches and believe that continued adoption of aptX has contributed to maintaining a strong market position for our products in the wireless audio market. We signed more than 110 license aptX agreements during 2013. At the end of 2013, aptX had been implemented on around 370 products.

At CES in January 2014, we launched our VibeHub platform, which will allow device manufacturers to deliver multi-room networked home audio products. The platform, available now to developers, will provide consumers with synchronised multi-room audio around the home using our SyncLock™ technology. This technology enables products to take content from any local or cloud-based source and create a multi-room audio experience over an existing home Wi-Fi network.

The VibeHub platform can be used to build wireless speakers, intelligent audio adaptors, networked audio amplifiers and a wide range of other consumer audio products. These devices can simultaneously pull content from multiple sources including digital media servers, internet radio or cloud services and distribute this around the home autonomously. VibeHub’s extensible networking capabilities enable interoperability with a wide range of today’s popular wireless streaming protocols, including Apple’s AirPlay, so that consumers are not limited to buying a specific ecosystem.

In Consumer, our CSR1011™ Bluetooth Smart product has been chosen for a tablet keyboard by a Tier One PC OEM manufacturer, as well as by a Tier One company for a set-top box remote control. We saw continued customer traction for our CSR1010™ in a number of health & fitness products and it has been implemented in a remote control accessory, in conjunction with our CSR8670™ audio product. We continue to see increasing demand and a growing pipeline of design wins of Bluetooth Smart in areas such as Human Interface Devices, remote controls and wearables.

During Q4 2013, we launched a new Bluetooth Smart platform, the CSR1012, which is designed to meet the needs of developers looking to create low-power wearable accessories. The CSR1012, which is part of the CSR µEnergy range, provides a smaller form factor package making it ideal for wearable devices, such as smart watches and activity monitors. It supports direct connection to a lithium-ion battery without the need for an external regulator, ensuring a long-battery life which is critical for wearable accessories. In addition to wearable technology, the solution can also be used for other small form factor ‘appcessories’ and HID accessories, such as slim smartphones, or tablet styluses and small advertising beacons.

We also launched a new low-cost Bluetooth Smart development kit aimed at developers looking to quickly migrate from prototype to mass production. Priced at $99, the development kit offers unlimited compiler and debug tools, helping developers to rapidly bring products to market with the benefits of the CSR µEnergy platform.

Technical Innovation

In January 2014, we joined the Mopria Alliance as an executive member. The aim of the Mopria Alliance is to bring together leading global technology companies to pursue the goal of providing simple wireless printing from smartphones, tablets and other mobile devices. Our membership will allow CSR to actively participate in the selection and development of mobile printing standards in an era of increased mobility. CSR will join members, including founders Canon, HP, Samsung and Xerox, to help work towards a seamless mobile printing experience for consumers.

At CES in January 2014, we demonstrated a range of wireless connected accessories powered by the CSR1012 Bluetooth Smart platform, which were designed in conjunction with boutique jeweller Cellini. Pendant-style connected necklaces contain integrated electronics that enable the user to customise the colour and brightness emitted to suit their mood or to coordinate with a particular outfit. The electronics integrated into the jewellery have been designed to support a range of functions and so they can also alert users to new notifications on their smartphones, an application that would also be suited to a connected bracelet.

CSR Mesh

In February 2014 at Embedded World in Nuremberg, we launched CSR Mesh, a disruptive new Bluetooth Smart technology designed to place the smartphone at the centre of the Internet of Things (IoT). It enables an almost unlimited number of Bluetooth Smart enabled devices to be networked together and controlled directly from a single smartphone, tablet or PC. The solution, which is optimised for smart home and IoT applications, combines a configuration and control protocol with our Bluetooth Smart devices, including the CSR101x and CSR8811™. It will allow consumers to control devices in the home from wherever they are, including lighting, heating, appliances and security systems. Solutions based on the protocol do not require the complex setup, pairing, or use of an access device such as a router.

A video showing the capabilities of CSR Mesh is available at http://youtu.be/FtLBazKoFq8

Operating Results

Underlying gross margin increased from 49.9% in Q4 2012 to 52.8% in Q4 2013. Under IFRS, gross margin in Q4 2013 was 51.9% (Q4 2012: 48.6%). Core underlying gross margin was 60.2% (Q4 2012: 59.2%) and Legacy underlying gross margin was 30.1% in Q4 2013 (Q4 2012: 34.5%), which mainly declined due to the change in mix to lower margin handset products and a reduction in handset margin.

Our underlying operating expenses in Q4 2013 were $98.1 million (Q4 2012: $109.1 million), with underlying R&D costs of $58.7 million (Q4 2012: $66.7 million) and underlying SG&A costs of $39.4 million (Q4 2012: $42.4 million). Q4 2013 underlying operating expenses fell year-on-year mainly due to higher variable employee expenses at the end of Q4 2012, the inclusion of UK R&D tax credits within operating expenses in Q4 2013, as opposed to a credit to the tax charge in Q4 2012 and other ongoing cost reduction initiatives. Our IFRS operating expenses for Q4 2013 were $126.4 million (Q4 2012: $130.8 million) and decreased largely due to the reasons above.

The key difference between IFRS operating profit and underlying operating profit was a goodwill and non-current asset impairment charge of $76.9 million, in relation to Cameras (see below). Other significant differences include share based payment charges of $9.2 million (Q4 2012: $10.4 million), amortisation of intangibles of $3.4 million (Q4 2012: $6.7 million) and restructuring costs of $12.3 million (Q4 2012: $0.5 million).

Share Count

The diluted weighted average number of ordinary shares at the end of Q4 2013 was 173.5 million, a decrease on the diluted weighted average number of ordinary shares at the end of Q3 2013 of 0.8 million.

Cameras Impairment

On 10 December 2013, we announced our decision to cease development of future camera–on-a-chip (COACH) platform products, in order to focus investment on higher growth markets. This resulted in a non-cash $76.9 million impairment to goodwill, intangible and fixed assets allocated to the Cameras cash generating unit (CGU). This charge comprised $50.5 million impairment on goodwill and $26.4 million impairment of intangible and fixed assets.

We also incurred restructuring costs of $6.5 million, which were mainly due to the planned redundancies for staff in the Camera business who were not redeployed to other business activities. These employees are expected to leave during 2014. We anticipate that further costs relating to this decision will arise during 2014.

Operating Review

Fourth quarter revenue and gross margin by reportable segment	Q4 2013	Q4 2012	Change Q4 2012 to Q4 2013
Auto	$48.9m	$47.8m	2%
Voice and Music	$69.2m	$54.0m	28%
Consumer	$39.1m	$53.8m	(27%)
Core	$157.2m	$155.6m	1%
Underlying gross margin - Core	60.2%	59.2%
Legacy Products Group	$51.0m	$93.6m	(46%)
Underlying gross margin - Legacy Products Group	30.1%	34.5%
Total revenue	$208.2m	$249.2m	(16%)
Underlying gross margin - total	52.8%	49.9%

Full year revenue and gross margin by reportable segment	2013	2012	Change 2012 to 2013
Auto	$228.8m	$212.2m	8%
Voice and Music	$312.0m	$190.1m	64%
Consumer	$181.5m	$258.8m	(30%)
Core	$722.3m	$661.1m	9%
Underlying gross margin - Core	59.7%	58.1%
Legacy Products Group	$238.4m	$364.3m	(35%)
Underlying gross margin - Legacy Products Group	30.3%	37.5%
Total	$960.7m	$1,025.4m	(6%)
Underlying gross margin - total	52.4%	50.8%

Auto

Q4 2013: 24% of revenue; Q4 2012: 19% of revenue (FY 2013: 24% of revenue; FY 2012: 21% of revenue)

Revenue in the Auto business was $48.9 million in Q4 2013 (Q4 2012: $47.8 million), an increase of 2% over the comparable period last year. In 2013, our Auto revenue was $228.8 million (2012: $212.2 million), an increase of 8%.

Auto Wi-Fi revenues in Q4 2013 saw strong growth year-on-year. Following our strong design wins in automotive Wi-Fi over the last few years, we expect automotive Wi-Fi to contribute to growth in the Auto business during 2014. We expect growth from factory-fit infotainment platform SoCs due to a strong pipeline of design wins. We are seeing increased competitive pressures in the areas of PND and the auto aftermarket in China.

Voice & Music

Q4 2013: 33% of revenue; Q4 2012: 22% of revenue (FY 2013: 32% of revenue; FY 2012: 18% of revenue)

Revenue in the Voice & Music business in Q4 2013 was $69.2 million (Q4 2012: $54.0 million), an increase of 28% on the comparable period last year. In 2013, our Voice & Music revenue was $312.0 million (2012: $190.1 million), an increase of 64%, year-on-year. Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers. We continue to hold a leading position in the area of Bluetooth stereo audio.

Our H1 2013 to H1 2014 revenue comparisons for both Voice & Music and Core will be negatively impacted, primarily due to the revenue uplift from China experienced in H1 2013.

Consumer

Q4 2013: 19% of revenue; Q4 2012: 21% of revenue (FY 2013: 19% of revenue; FY 2012: 25% of revenue)

Revenue in the Consumer business in Q4 2013 was $39.1 million (Q4 2012: $53.8 million), a decrease of 27% over the comparable period last year. This was primarily due to a decrease in revenue derived from Cameras and Gaming. In 2013, our Consumer revenue was $181.5 million (Q4 2012: $258.8 million), a decrease of 30%.

As expected, revenue in Cameras remains under pressure due to the increasing use of smartphones and tablets for point-and-shoot photography. Cameras revenue in Q4 2013 declined significantly year-on-year and we currently expect revenue in 2014 to be reduced by approximately $10 million, compared to our prior expectation of a reduction of $20 million as stated on 10 December 2013. Revenue for Cameras was $8.6 million in Q4 2013 (Q4 2012: $19.7 million) and $44.8 million in 2013 (2012: $107.2 million).

In Gaming, revenue declined in Q4 2013 compared to Q4 2012, due to weakness in some areas of the console market.

Our Document Imaging business has seen broadly stable revenue year-on-year.

We have seen increased interest in the area of Bluetooth Smart, with a growing pipeline of design wins, resulting in Q4 2013 revenue increasing year-on-year. While Bluetooth Smart revenue is small compared to our overall revenue base, we see the potential for strong growth in this area during 2014. This has been driven in part by the use of a Bluetooth Smart Ready smartphone, or tablet, as a gateway to the cloud, for IoT applications. We expect this technology, which is already available in many smartphones and tablets from major manufacturers, will result in the proliferation of an ecosystem of peripherals around such devices. In particular, we expect to see increased use of Bluetooth Smart in devices such as remotes, keyboards, health & fitness products and sensors.

In addition to our previously identified areas for the technology, we expect long-term growing use for Bluetooth Smart due to proliferation of beacons for indoor location. We expect that the adoption of indoor beacons will increase the use of indoor maps and indoor navigation applications, which in turn, could increase the market for our Indoor Location technology, where we are making good progress with the development of our technology platform. We believe that while there is still work to be done to refine our solution for commercial use, there is good potential for our technology and we are continuing to make good progress toward a commercial deployment.

Legacy Products

Q4 2013: 24% of revenue; Q4 2012: 38% of revenue (FY 2013: 25% of revenue; FY 2012: 36% of revenue)

Legacy consists of the discontinued Home Entertainment business lines acquired as part of the acquisition of Zoran in 2011 and the handset connectivity and handset location business lines that we retained following the Samsung Transaction in 2012. Revenue in Legacy in Q4 2013 was $51.0 million (Q4 2012: $93.6 million), a decrease of 46% over the comparable period last year. This decline was slower than expected due to robust demand for our handset technology and we anticipate an accelerated decline in Legacy revenues during 2014 as all products move to end of life. In 2013, our Legacy revenue was $238.4 million (2012: $364.3 million), a decrease of 35%. We now expect that in 2014, Legacy Products revenue will decline by around 65% compared to the 2013 financial year. This compares to our previous expectation of 50% revenue decline for the year.

Dividend

Given our confidence in our future prospects, our strong financial position and the Board’s commitment to delivering returns to shareholders via a progressive dividend policy, the Board is recommending a final dividend of $0.091 per ordinary share, which together with the interim dividend of $0.045 per ordinary share amounts to $0.136 per ordinary share in respect of the 2013 financial year, representing an increase of 15% over the 2012 full year dividend of $0.118.

Subject to shareholder approval at the annual general meeting to be held on 21 May 2014, the dividend will be payable on 30 May 2014 to shareholders on the register as at 9 May 2014. The dividend will be paid in sterling and the sterling value of the dividend payment per ordinary share will be based on the prevailing GBP sterling to US dollar exchange rate on 9 May 2014.

Share Buyback

The Board is committed to maximising shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded a share buyback of up to $50 million is appropriate. We intend to undertake this buyback during the course of 2014.

The buyback includes the remaining $7.2 million of the $25 million buyback announced in July 2013. The share buyback will be carried out pursuant to the existing authority granted by the Company’s shareholders at the Annual General Meeting held on 22 May 2013. The Company proposes to renew the existing authority at the Annual General Meeting to be held on 21 May 2014.

The Board believes the proposed share buyback will result in an increase in earnings per share and is in the best interests of shareholders generally.

People

Total headcount was 2,146 as at 27 December 2013 (27 September 2013: 2,119).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

The Company and its subsidiaries are currently involved in two patent infringement cases as disclosed below. Other than these, the Company and its subsidiaries are not involved in any legal or arbitration proceedings which may have, or have had in the 12 months preceding the date of this report, a significant effect on the financial statements. Further, other than as disclosed below, due to inherent uncertainties, no accurate qualification of any cost, or timing of such cost, which may arise from any of the legal proceedings outlined below can be made.

CSR is a named defendant in two patent infringement cases filed by patent portfolio non-practising entities. Each of these two cases includes other defendants. The case brought by plaintiffs Azure Networks and Tri-County Excelsior Foundation is on appeal to the US Court of Appeals for the Federal Circuit following judgment of non-infringement entered against the plaintiffs on 30 May 2013 in the US District Court for the Eastern District of Texas. The case filed by HSM Portfolio and Technology Property on 1 September 2011 in the US District Court for Delaware is in the discovery stages with trial scheduled for September 2015.

China Southern Railway recently applied for use of “CSR” trademark at Chinese Trademark Office (“CTO”) for all industries (including semiconductors), and accordingly challenging our trademark “CSR” in China at CTO. An initial decision is anticipated mid-2015 and appeals thereafter; this trademark dispute may proceed for years.

Financial Review – fourth quarter ended 27 December 2013

	Underlying				IFRS
Fourth Quarter Financial Summary	Q4 2013		Q4 2012		Q4 2013		Q4 2012
Revenue	$208.2m		$249.2m		$208.2m		$249.2m
Gross profit	$110.0m		$124.4m		$108.1m		$121.2m
Gross margin	52.8%		49.9%		51.9%		48.6%
R&D expenditure	($58.7m	)	($66.7m	)	($64.1m	)	($73.2m	)
SG&A expenditure	($39.4m	)	($42.4m	)	($62.3m	)	($57.6m	)
Goodwill and non-current asset impairment	—		—		($76.9m	)	—
Gain on disposal of development operations	—		—		—		$127.2m
Operating profit (loss)	$11.8m		$15.3m		($95.2m	)	$117.5m
Tax (credit) charge	($0.5m	)	$3.8m		($20.7m	)	$48.8m
Diluted earnings (loss) per share	$0.06		$0.05		($0.47)		$0.32
Net cash from operating activities	$37.3m		$20.9m		$37.3m		$20.9m

Revenue

Revenue decreased by 16% over the comparable period last year to $208.2 million (Q4 2012: $249.2 million). Whilst Core revenue increased by 1% to $157.2 million (Q4 2012: $155.6 million), driven by growth in Voice & Music (28% increase over the comparable period last year), this was more than offset by a decrease of 46% in Legacy revenue. It is expected that Legacy revenue in 2014 will decline by around 65% in comparison to Legacy revenue in 2013.

Gross margin

Underlying gross margins in Q4 2013 increased by 2.9 percentage points over the comparable period last year to 52.8% (Q4 2012: 49.9%). The improvement in gross margins reflects a larger share of the revenue mix for Core revenue, which was 76% of total revenue in Q4 2013 (Q4 2012: 62% of total revenue) and increased gross margins within Core of 60.2% (Q4 2012: 59.2%), which more than offset the decline in Legacy gross margins to 30.1% (Q4 2012: 34.5%).

Gross margins also increased under IFRS in Q4 2013 to 51.9% (Q4 2012: 48.6%), driven by a larger share of the revenue mix and higher gross margins for Core revenue, as discussed above.

Operating Expenses

Underlying operating expenses declined by 10% to $98.1 million (Q4 2012: $109.1 million), with a 12% decrease in underlying R&D expenditure (Q4 2013: $58.7 million, Q4 2012: $66.7 million) and a 7% decrease in underlying SG&A expenditure (Q4 2013: $39.4 million, Q4 2012: $42.4 million), a trend that was driven by higher variable employee expenses in Q4 2012. Underlying R&D expenditure also benefited from the inclusion of UK R&D tax credits within operating profit in Q4 2013, as opposed to a credit to the tax charge in Q4 2012, following the enactment of legislation during July 2013.

IFRS R&D expenditure also decreased by 12% over the comparable period last year to $64.1 million (Q4 2012: $73.2 million), for the reasons discussed above. IFRS SG&A expenditure increased by 8% in comparison to the prior year to $62.3 million (Q4 2012: $57.6 million), largely driven by an increase in integration and restructuring expenses of $11.8 million (Q4 2013: $12.3 million, Q4 2012: $0.5 million), associated with the decision to cease development of COACH, building related costs and legal and consultancy fees.

Goodwill and non-current asset impairment charge

On 10 December 2013, we announced our decision to cease development of future camera–on-a-chip (COACH) platform products, resulting in a $76.9 million impairment to the goodwill and intangible assets allocated to the Cameras cash generating unit (CGU). This charge comprised $50.5 million impairment on goodwill, and $26.4 million impairment of intangible and fixed assets.

Refer to note 7 on page 24 for further details.

Gain on disposal of development operations

On 4 October 2012, we completed the transfer of our handset connectivity and handset location development operations to Samsung, for cash consideration of $310 million (the “Samsung Transaction”). The transaction included the transfer of 311 employees, certain rights over certain technology in handset connectivity and handset location and the transfer of 21 US patents including their respective international counterparts. A profit of $127.2 million had been recognised in Q4 2012 as a result of this transaction.

Operating Result

Underlying operating profit decreased by $3.5 million over the comparable period last year to $11.8 million (Q4 2012: $15.3 million) as the increase in gross margins and decrease in underlying operating expenses were more than offset by the 16% decrease in total revenue.

Largely as a consequence of both the recognition of an impairment charge of $76.9 million in Q4 2013 and a gain on disposal of $127.2 million in Q4 2012, there was a decrease of $212.7 million in IFRS operating profitability over the comparable period last year (Q4 2013: operating loss of $95.2 million, Q4 2012: operating profit of $117.5 million).

Tax charge

We recognised an underlying tax credit of $0.5 million in Q4 2013, in comparison to an underlying tax charge of $3.8 million in Q4 2012. This can be attributed to a reduction in the underlying effective tax rate for 2013 to 20.3% during the quarter (9 months 2013: 23.3%) and in comparison to the comparable period last year (Q4 2012: 27.0%), as a result of movements in the mix of profits towards lower tax rate jurisdictions and favourable settlements of enquiries with tax authorities.

Under IFRS, we recognised a tax credit of $20.7 million in Q4 2013, primarily as a consequence of the release of historic uncertain tax positions relating to the former Zoran business and adjustments to tax payable on the disposal of development operations in 2012. We recognised a tax charge of $48.8 million in Q4 2012 primarily due to the gain on disposal of development operations in Q4 2012.

Earnings per share

Underlying earnings per share increased by $0.01 over the comparable period last year to $0.06 (Q4 2012: $0.05), whereas we recognised a loss per share of $0.47 under IFRS in Q4 2013, in comparison to earnings per share of $0.32 under IFRS in Q4 2012.

Both movements over the comparable period last year are attributable to movements in profitability, as well as a reduction in the diluted weighted average number of ordinary shares, as a result of the completion of the tender offer in Q4 2012, as well as the subsequent share buybacks in 2013.

Cash, cash equivalents and treasury deposits

There was a cash inflow from operating activities of $37.3 million, an increase of $16.4 million over the comparable period last year (Q4 2012: $20.9 million), with the decrease in underlying operating profitability more than offset by positive movements in working capital.

There was significant capital expenditure on Property, Plant and Equipment, and intangible assets with $10.0 million invested during the fourth quarter, in building moves, intellectual property and infrastructure. In addition to this, there was also expenditure of $17.4 million as part of the latest share buyback, which commenced in September 2013, and the purchase of ordinary shares by the Employee Benefit Trust.

As at 27 December 2013, cash, cash equivalents and treasury deposits were $306.2 million (27 September 2013: $293.3 million).

Balance Sheet

Goodwill and other intangible assets decreased by $50.5 million and $26.2 million respectively, as a result of impairments to the Camera CGU, as discussed above.

Days sales outstanding of 37 days was an improvement on both the previous quarter (Q3 2013: 40 days) and the comparable period last year (Q4 2012: 39 days) reflecting strong cash collection during the quarter.

Inventory days were 67 for Q4 2013 (Q4 2012: 64 days) and were 62 days for Q3 2013.

Financial Review – 52 weeks ended 27 December 2013

	Underlying				IFRS
Full Year Financial Summary	2013		2012		2013		2012
Revenue	$960.7m		$1,025.4m		$960.7m		$1,025.4m
Gross profit	$503.4m		$520.4m		$495.3m		$509.1m
Gross margin	52.4%		50.8%		51.6%		49.6%
R&D expenditure	($248.5m	)	($272.3m	)	($273.0m	)	($290.3m	)
SG&A expenditure	($150.7m	)	($174.1m	)	($193.7m	)	($238.0m	)
Goodwill and non-current asset impairment	—		—		($76.9m	)	—
Disposal of development operations	—		—		—		$127.2m
Operating profit (loss)	$104.3m		$74.0m		($48.4m	)	$107.9m
Tax charge (credit)	$20.7m		$17.2m		($6.1m	)	$50.7m
Diluted earnings (loss) per share	$0.46		$0.27		($0.28)		$0.25
Net cash from operating activities	$82.3m		$73.9m		$82.3m		$73.9m

Revenue

In 2013, our revenue was $960.7 million, compared to $1,025.4 million in 2012, a decrease of $64.7 million (6%). This was primarily due to decline in Legacy Products revenue from handset customers switching to alternative suppliers for next-generation chips following the disposal of our handset connectivity and handset location development operations to the Samsung Group in 2012, and also declining demand for the Group’s camera technologies adopted into digital still cameras. This decrease was partially offset by growth in the Auto and the Voice & Music segments.

Gross Margin

In 2013, our gross profit margin increased to 51.6% (2012 49.6%) primarily due to a change in product mix where falling sales volumes of Legacy handset products were partially replaced by higher margin products from our Voice & Music and Auto segments.

The increase in gross margins was not enough to offset the effect of declining revenues as explained above so, in absolute terms, gross profit decreased to $495.3 million in 2013, from $509.1 million in 2012.

Gross profit includes $8.2 million of amortisation of intangible assets arising from historical acquisitions (2012 $11.3 million). Excluding these charges, the underlying gross profit for 2013 was $503.4 million, producing an underlying gross margin of 52.4% (2012 $520.4 million, 50.8%).

Operating Expenses

Research and development (R&D) expenses

Underlying R&D costs decreased 9% to $248.5 million in 2013, primarily due to the inclusion of $6.2 million of UK R&D tax credits, and a reduction in R&D headcount following the transfer of 288 engineers to Samsung as part of the Samsung Transaction in October 2012. Primarily as a result of the Samsung Transaction, we saw the average R&D headcount fall from 1,654 in 2012, to 1,458 in 2013.

IFRS R&D costs decreased 6% to $273.0 million in 2013. Share based payment charges increased by $7.8 million between 2013 and 2012 due to the increase in our share price, which increased both the fair value of share options and awards issued in 2013 and the accrued cost of cash settled shares and associated taxes.

Sales, general and administration (SG&A) expenses

SG&A expenses decreased 19% or $44.3 million to $193.7 million in 2013 (2012: $238.0 million). The primary drivers of the decrease in SG&A expenses were:

•	Underlying SG&A costs decreased by $23.4 million (2013: $150.7 million, 2012: $174.1 million) primarily due to a reduction in average headcount from 820 in 2012, to 659 in 2013. This reduction was mostly due to the full year impact of restructuring activities in 2012 and 2013.

•	Litigation settlement costs of $4.6 million in 2013 were $10.9 million lower than in 2012 ($15.5 million). In 2013 we also released a provision of $9.8 million relating to other historical litigation.

•	Under the terms of the Samsung Transaction, provision was made for possible adjustment of up to $5 million in consideration depending on the timing of certain deliverables that CSR and Samsung agreed to deliver together. As at 27 December 2013 we estimated the fair value as a $5 million liability based on the current timetable of deliverables.

Operating Result

Our IFRS operating loss for 2013 was $48.4 million, compared to an operating profit of $107.9 million in 2012. This reduction in profitability mainly relates to the net impact of:

•	The 2013 non-cash impairment of $76.9 million in the Cameras CGU;

•	Profit from the Samsung Transaction increasing the 2012 result by $127.2 million; and

•	Lower 2013 Legacy revenue following the Samsung Transaction which contributed to a $13.8 million reduction in gross profit.

•	A $61.6 million reduction in SG&A and R&D costs primarily due to lower headcount, and savings on litigation and restructuring costs.

The IFRS operating margin for 2013 was a loss of 5.0% for 2013, compared to a profit of 10.5% in 2012.

Underlying operating profit was $104.3 million in 2013, compared to $74.0 million in 2012. This increase was mostly driven by the reduction in SG&A and R&D costs described above. Underlying operating margin was 10.9% compared to 7.2% in 2012.

Tax charge

The tax credit for 2013 was $6.1 million, compared to a charge of $50.7 million in 2012. This results in an effective tax rate of 11.6% for the year (2012: 49.8%).

The rate is lower than the average UK statutory rate of 23.25%, due primarily to the non-deductibility for tax purposes of the Camera impairment, although this was offset in part by the release of historical provisions relating to the former Zoran operations. The higher tax rate for 2012 was driven by a high tax rate on the disposal of our handset connectivity and handset location business to Samsung due primarily to the non-deductibility of the goodwill written off on disposal. The underlying effective tax rate for 2013 was 20.3%, which differed from the rate of 23.25% due mainly to reductions from US R&D tax credits and the UK Patent Box, combined with the release of provisions following the successful conclusion of audits by various tax authorities, counterbalanced by the impact of non-recognition of trading tax losses in Israel.

Earnings per share

Basic and diluted losses per ordinary share were $0.28 and $0.28 respectively in 2013, compared to basic and diluted earnings per ordinary share of $0.26 and $0.25 in 2012. Underlying diluted earnings per ordinary share was $0.46 in 2013 and $0.27 in 2012.

The major factor leading to these movements was the change in profitability for the period, as described in the paragraphs above and the reduction in the number of outstanding ordinary shares following the share buybacks undertaken in 2013.

Cash, cash equivalents and treasury deposits

Cash, cash equivalents and treasury deposits decreased to $306.2 million as at 27 December 2013, compared to $333.3 million at 28 December 2012.

In 2013 CSR generated $82.3 million cash from day to day operating activities (2012: $73.9 million), and also generated $24.2 million as proceeds from share issues. Proceeds from shares in 2012 were $53.1 million which included $34.4 million new shares issued as part of the Samsung Transaction. During 2013, we spent $41.0 million on capital expenditure which included $14 million on intangible assets that were capitalized in 2012.

Cash remaining with the group after capital expenditure is used by CSR to support its strategic objectives to increase profitability and grow shareholder returns. During 2013, we spent $92.0 million returning cash to shareholders through purchases of our own shares and payment of dividends. In 2012 we returned $315.1 million to shareholders of which $284.3 million was returned in a tender offer and the remainder was returned as part of share buyback programmes or as dividends. The disposal of development operations in the 2012 Samsung Transaction gave a cash inflow to CSR of $271.3 million.

CSR holds cash funds with differing rates of liquidity. Funds that are immediately available or held on short term deposit are called “cash and cash equivalents” whilst funds placed on deposit for more than 90 days are called “treasury deposits”. These cash funds are disclosed separately on the face of our balance sheet. We use treasury deposits in order to access higher financing returns as we deem that this cash is not needed for immediate business operations. During 2013, improvements in cash forecasting and treasury management allowed us to hold 26% of our total cash balance as treasury deposits (2012: 6%).

Cautionary Note Regarding Forward Looking Statements

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenue in both our Core and Legacy businesses, expected margins, expected trends, expected growth in our Core business (including Voice & Music (including Wi-Fi audio), Auto (including automotive Wi-Fi) and Bluetooth Smart, as well as the potential for our indoor location business), expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected tax rates, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a reduction in demand for consumer products due to challenging and uncertain economic conditions; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2012 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Providing this information does not imply that any licence is granted under any patent on other rights owned by CSR. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

		Q4 2013	Q4 2012	Q3 2013	2013	2012
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000
Revenue		208,235	249,189	252,094	960,710	1,025,356
Cost of sales		(100,100)	(127,981)	(121,081)	(465,443)	(516,279)

Gross profit		108,135	121,208	131,013	495,267	509,077
Research and development costs		(64,114)	(73,241)	(68,772)	(273,026)	(290,346)
Selling, general and administrative expenses		(62,282)	(57,638)	(45,493)	(193,731)	(237,996)
Goodwill and non-current asset impairment charges	7	(76,896)	—	—	(76,896)	—
Profit on disposal of development operations		—	127,178	—	—	127,178

Operating (loss) profit		(95,157)	117,507	16,748	(48,386)	107,913
Investment income		563	51	121	920	1,161
Finance (expense) income		(2,146)	(4,100)	449	(4,993)	(7,092)

(Loss) profit before tax		(96,740)	113,458	17,318	(52,459)	101,982
Tax		20,681	(48,804)	(6,976)	6,130	(50,749)

(Loss) profit for the period		(76,059)	64,654	10,342	(46,329)	51,233

(Loss) earnings per share		$	$	$	$	$
Basic	5	(0.47)	0.33	0.06	(0.28)	0.26
Diluted	5	(0.47)	0.32	0.06	(0.28)	0.25

Condensed Consolidated Statement of Comprehensive Income

	Q4 2013	Q4 2012	Q3 2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
(Loss) profit for the period	(76,059)	64,654	10,342	(46,329)	51,233
Other comprehensive income
Gain on cash flow hedges	2,304	446	6,433	2,947	4,935
Net tax on cash flow hedges in statement of comprehensive income	(521)	(142)	(1,497)	(686)	(1,210)
Transferred to income statement in respect of cash flow hedges	(476)	825	936	570	(1,040)
Tax on items transferred from statement of comprehensive income	112	(198)	(217)	(131)	253
Actuarial gains (losses) in defined benefit plans	9	(903)	—	9	(919)
Scheme assets above threshold	(424)	(656)	—	(424)	(656)

Total comprehensive (loss) income for the period	(75,055)	64,026	15,997	(44,044)	52,596

Condensed Consolidated Balance Sheet

	27 December 2013	28 December 2012
	(audited)	(audited)
	$’000	$’000
Non-current assets
Goodwill	131,340	181,877
Other intangible assets	72,286	120,673
Property, plant and equipment	36,424	26,349
Investment	2,500	3,719
Deferred tax asset	109,181	89,193
Long term asset	31,006	31,000

	382,737	452,811

Current assets
Inventory	73,914	87,850
Derivative financial instruments	6,171	2,702
Trade and other receivables	111,146	117,706
Corporation tax debtor	3,031	6,379
Treasury deposits and investments	78,776	18,491
Cash and cash equivalents	227,468	314,760

	500,506	547,888

Total assets	883,243	1,000,699

Current liabilities
Trade and other payables	198,354	227,777
Current tax liabilities	9,071	14,509
Obligations under finance leases	725	1,393
Provisions	10,064	16,742

	218,214	260,421

Net current assets	282,292	287,467

Non-current liabilities
Trade and other payables	27,907	35,846
Deferred tax liability	4,948	4,891
Long-term provisions	2,522	4,395
Obligations under finance leases	3	170
Defined benefit pension scheme deficit	87	42

	35,467	45,344

Total liabilities	253,681	305,765

Net assets	629,562	694,934

Equity
Share capital	326	317
Share premium account	547,685	523,654
Capital redemption reserve	1,032	1,029
Merger reserve	61,574	61,574
Employee benefit trust reserve	(23,974)	(19,163)
Treasury shares	(131,123)	(86,929)
Hedging reserve	6,012	2,495
Share based payment reserve	142,327	112,677
Tax reserve	—	41,630
Retained earnings	25,703	57,650

Total equity	629,562	694,934

Condensed Consolidated Statement of Changes in Equity

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000

At 29 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	41,630	57,650	694,934
Profit for the period	—	—	—	—	—	—	—	—	—	(46,329)	(46,329)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	3,517	—	(817)	(415)	2,285

Total comprehensive income (loss) for the period	—	—	—	—	—	—	3,517	—	(817)	(46,744)	(44,044)
Share issues	12	24,031	—	—	—	5,690	—	—	—	(1,237)	28,496
Repurchase of ordinary shares	(3)	—	3	—	(4,811)	(49,884)	—	—	—	(18,721)	(73,416)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	29,650	—	—	29,650
Effective rate adjustment	—	—	—	—	—	—	—	—	(361)	—	(361)
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	—	11,459	—	11,459
Credit to equity on recognition of losses	—	—	—	—	—	—	—	—	3,202	—	3,202
Merge tax reserve in to retained earnings	—	—	—	—	—	—	—	—	(55,113)	55,113	—
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(20,358)	(20,358)

At 27 December 2013	326	547,685	1,032	61,574	(23,974)	(131,123)	6,012	142,327	—	25,703	629,562

	Called - up share capital $’000	Share premium account $’000	Capital redemption reserve $’000	Merger reserve $’000	Employee Benefit Trust reserve $’000	Treasury shares $’000	Hedging reserve $’000	Share - based payment reserve $’000	Tax reserve $’000	Retained earnings $’000	Total $’000

At 31 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907
Loss for the period	—	—	—	—	—	—	—	—	—	51,233	51,233
Other comprehensive income (loss) for the period	—	—	—	—	—	—	3,895	—	(957)	(1,575)	1,363

Total comprehensive income (loss) for the period	—	—	—	—	—	—	3,895	—	(957)	49,658	52,596
Share issues*	24	50,192	—	—	14,808	7,203	—	—	—	(18,265)	53,962
Repurchase of ordinary shares	(79)	—	79	—	—	(9,472)	—	—	—	(284,278)	(293,750)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	24,480	—	—	24,480
Effective rate adjustment	—	—	—	—	—	—	—	—	(5)	—	(5)
Credit to equity on recognition of losses	—	—	—	—	—	—	—	—	436	—	436
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	—	573	—	573
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(21,265)	(21,265)

At 28 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	41,630	57,650	694,934

*	During Q2 2012, CSR was able to claim a refund of $1.6 million on stamp duty paid on the issuance of ordinary shares, issued as part of the consideration for the acquisition of Zoran Corporation, as a result of a change in tax case law in 2012.

Condensed Consolidated Cash Flow Statement

		Q4 2013	Q4 2012	Q3 2013	2013	2012
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow from operating activities	6	37,253	20,891	26,565	82,308	73,928

Investing activities
Interest received		145	138	154	521	1,163
Purchase of treasury deposits		(30,999)	(16,685)	(46,595)	(109,861)	(111,629)
Sales of treasury deposits		5,203	48,693	16,623	49,576	159,076
Purchases of property, plant and equipment		(4,140)	(4,088)	(9,982)	(22,771)	(12,019)
Purchases of intangible assets		(5,816)	(2,084)	(3,229)	(18,197)	(13,610)
Acquisition of UK-based capabilities in DDFA		—	—	—	—	(2,667)
Proceeds from disposal of development operations		—	271,323	—	—	271,323
Stamp duty		—	(1,424)	—	—	126
Proceeds on disposal of property, plant and equipment		231	—	—	411	73
Purchase of investment		—	—	—	—	(109)

Net cash used in investing activities		(35,376)	295,873	(43,029)	(100,321)	291,727

Financing activities
Repayments of obligations under finance lease		(129)	(540)	—	(823)	(540)
Proceeds on issue of shares		2,405	38,274	5,188	19,715	48,659
Proceeds on issue of shares from Employee Benefit Trust		—	91	—	—	553
Proceeds on issue of shares from Treasury		236	966	204	4,455	3,935
Repurchase of ordinary shares		(12,635)	(284,278)	(4,379)	(66,832)	(293,749)
Purchase of shares by Employee Benefit Trust		(4,811)	—	—	(4,811)	—
Equity dividends paid to shareholders		—	—	(7,317)	(20,358)	(21,265)

Net cash used in financing activities		(14,934)	(245,487)	(6,304)	(68,654)	(262,407)

Net (decrease) increase in cash and cash equivalents		(13,057)	71,277	(22,768)	(86,667)	103,248
Cash and cash equivalents at beginning of period		240,290	243,705	261,996	314,760	211,907
Effect of foreign exchange rate changes		235	(222)	1,062	(625)	(395)

Cash and cash equivalents at end of period		227,468	314,760	240,290	227,468	314,760

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 27 December 2013 on 25 February 2014.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 28 December 2012 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. Those for the 52 weeks ended 27 December 2013 will be delivered following the Company’s Annual General Meeting. The auditor’s reports on the accounts for the 52 weeks ended 27 December 2013 and 28 December 2012 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q4 2013, Q3 2013 and Q4 2012 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates

Q4 2013	13 weeks	28 September 2013 to 27 December 2013

Q3 2013	13 weeks	29 June 2013 to 27 September 2013

Q4 2012	13 weeks	29 September 2012 to 28 December 2012

2013	52 weeks	29 December 2012 to 27 December 2013

2012	52 weeks	31 December 2011 to 28 December 2012

2 Going Concern

The condensed consolidated financial statements have been prepared on the going concern basis.

The consolidated financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $306.2 million of cash and cash equivalents and treasury deposits, as at 27 December 2013 and no debt liabilities.

The directors believe that the Group is securely placed to manage its business risks successfully despite continuing uncertainties with the economic outlook and challenging macro economic conditions.

After considering the above factors, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the consolidated financial statements.

3 Changes in share capital

In Q4 2013, 1,688,055 new ordinary shares were issued to satisfy employee option exercises. Consideration was $2,939,417 at a premium of $2,936,681. In addition, 48,661 ordinary shares were issued from ordinary shares held at treasury, to satisfy employee option exercises.

During 2013, 7,749,374 new ordinary shares were issued to satisfy employee option exercises. Consideration was $24,043,419 at a premium of $24,031,438. In addition, 1,043,511 ordinary shares were issued from ordinary shares held at treasury, to satisfy employee option exercises.

During the first half 2013, CSR purchased 6,302,089 ordinary shares, all of which were held at treasury at 28 December 2013.

During the second half of 2013, CSR purchased 2,151,200 of its own ordinary shares, of which 1,416,200 were purchased during Q4 2013. Prior to 27 December 2013, 2,071,200 of the repurchased shares had been cancelled, with the remaining 80,000 ordinary shares cancelled subsequent to the end of the period.

As at 27 December 2013, there were 166,180,936 ordinary shares in issue. This figure is after adjusting for 21,313, 577 ordinary shares held by CSR plc in treasury.

4 Segmental reporting

CSR is a leading provider of platform technology solutions for the consumer electronics market.

Products from which Reportable Segments Derive their Revenues

The Group has four operating segments which are reported to the Chief Executive, who is our chief operating decision maker, for internal monitoring and allocation of resources. In our opinion each operating segment is a reporting segment.

The Group reportable segments under IFRS 8 ‘Operating Segments’ are as follows:

Voice & Music	Mono and Stereo audio
Automotive	Automotive and Personal Navigation Device (PND) applications
Consumer	Cameras, Gaming, Document Imaging, Indoors Location, Bluetooth Smart and other consumer applications
Legacy	Legacy Home Entertainment, Handset Connectivity and Handset Location (components)

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 27 December 2013:

52 weeks ended 27 December 2013	Auto	Consumer	Voice & Music	Legacy	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	228,834	181,468	311,962	238,446	—	960,710

Result
Underlying operating (loss) profit	(7,426)	(70,398)	123,094	59,006	—	104,276

Share-based payment charges					(38,143)	(38,143)
Amortisation of acquired intangible assets					(16,793)	(16,793)
Integration and restructuring					(24,678)	(24,678)
Litigation and patent settlement charges					(4,650)	(4,650)
Release of litigation provision					9,827	9,827
Other operating income					3,671	3,671
Goodwill and non-current asset impairment charges					(76,896)	(76,896)
Fair value of contractual milestone payments					(5,000)	(5,000)

Operating loss						(48,386)
Investment income						920
Finance expense						(4,993)

Loss before tax						(52,459)

The following is an analysis of the Group’s revenue and results for the 52 week period ended 28 December 2012:

52 weeks ended 28 December 2012	Auto	Consumer	Voice & Music	Legacy	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	212,178	258,732	190,119	364,327	—	1,025,356

Result
Underlying operating profit (loss)	3,245	(15,643)	75,115	11,312	—	74,029

Share-based payment charges					(27,753)	(27,753)
Amortisation of acquired intangible assets					(22,732)	(22,732)
Integration and restructuring					(27,523)	(27,523)
Litigation and patent settlement charges					(15,500)	(15,500)
Other operating income					214	214
Disposal of development operations					127,178	127,178

Operating profit						107,913
Investment income						1,161
Finance expense						(7,092)

Profit before tax						101,982

5 (Loss) earnings per ordinary share

The calculation of earnings per share is based upon the (loss) profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *

Q4 2013	163,475,253	173,503,272
Q4 2012	196,094,419	203,649,153
Q3 2013	163,638,449	174,337,136
2013	164,181,841	175,240,249
2012	197,238,649	203,231,504

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

6 Reconciliation of net (loss) profit to net cash from operating activities

	Q4 2013	Q4 2012	Q3 2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000
Net (loss) profit	(76,059)	64,654	10,342	(46,329)	51,233
Adjustments for:
Investment income	(563)	(51)	(121)	(920)	(1,161)
Finance costs	2,146	4,100	(449)	4,993	7,092
Income tax (credit) expense	(20,681)	48,804	6,976	(6,130)	50,749
Amortisation of intangible assets	3,716	8,708	9,493	28,390	30,485
Depreciation of property, plant and equipment	3,089	3,722	3,199	12,484	16,171
(Profit) loss on disposal of property, plant and equipment and intangible fixed assets	(161)	820	(56)	(196)	916
Share option charges	6,123	10,758	6,967	29,650	24,480
Impairment of goodwill and non current assets	76,896	2,300	—	76,896	2,300
Profit on disposal of development operations	—	(127,178)	—	—	(127,178)
Increase (decrease) in provisions	5,010	(9,912)	(2,473)	(8,551)	(13,284)

Operating cash flows before movements in working capital	(484)	6,725	33,878	90,287	41,803
Decrease in inventories	6,586	7,165	8,905	13,936	32,497
Decrease (increase) in receivables	33,333	25,210	(22,237)	7,304	6,635
(Decrease) increase in payables	(1,044)	(11,604)	6,679	(26,309)	(2,998)

Cash generated by operations	38,391	27,496	27,225	85,218	77,937
Foreign tax paid	(952)	(3,959)	(590)	(2,489)	(5,645)
UK Corporation tax received	—	16	—	—	4,733
Interest paid	(186)	(2,662)	(70)	(421)	(3,097)

Net cash inflow from operating activities	37,253	20,891	26,565	82,308	73,928

7 Impairment of Cameras CGU

On 10 December 2013, we announced our decision to cease development of future camera–on-a-chip (COACH) platform products, in order to focus investment on higher growth markets. This decision resulted in a non-cash $76.9 million impairment to the goodwill and intangible assets allocated to the Cameras cash generating unit (CGU). This charge comprised $50.5 million impairment on goodwill, and $26.4 million impairment of intangible and fixed assets.

In connection with this decision, we also incurred restructuring costs of $6.5 million which were mainly due to the planned redundancies for 152 staff in the Camera business who were not redeployed to other business activities. These employees are expected to leave during 2014.

Supplementary information

Summary income statement – Underlying results

	Q4 2013	Q4 2012	Q3 2013	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Underlying	Underlying	Underlying	Underlying	Underlying
	$’000	$’000	$’000	$’000	$’000
Revenue	208,235	249,189	252,094	960,710	1,025,356
Underlying cost of sales	(98,276)	(124,740)	(119,009)	(457,270)	(504,937)

Underlying gross profit	109,959	124,449	133,085	503,440	520,419
Underlying research and development	(58,730)	(66,739)	(62,101)	(248,466)	(272,328)
Underlying selling, general and administrative	(39,423)	(42,416)	(36,944)	(150,698)	(174,062)

Underlying operating profit	11,806	15,294	34,040	104,276	74,029
Investment income	563	51	121	920	1,161
Underlying finance (expense) income	(1,805)	(1,286)	826	(3,425)	(2,664)

Underlying profit before tax	10,564	14,059	34,987	101,771	72,526
Underlying tax	547	(3,800)	(9,708)	(20,659)	(17,155)

Underlying profit for the period	11,111	10,259	25,279	81,112	55,371

Diluted share count	173,503,272	203,649,153	174,337,136	175,240,249	203,231,504

Underlying Earnings per share	$	$	$	$	$
Diluted	0.06	0.05	0.15	0.46	0.27

Reconciliation of IFRS results to underlying measures

Q4 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	Profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	108,135	51.9	(64,114)	(62,282)	(95,157)	(96,740)	20,681	(76,059)	(0.47)
Amortisation of intangibles	1,824	0.9	346	1,248	3,418	3,418	(1,501)	1,917	0.01
Share option charges	—	—	5,038	4,113	9,151	9,151	(4,520)	4,631	0.03
Integration and restructuring	—	—	—	12,273	12,273	12,273	(1,264)	11,009	0.06
Goodwill and non current asset impairment	—	—	—	—	76,896	76,896	—	76,896	0.44
Other operating income	—	—	—	225	225	225	(52)	173	—
Fair value of contractual milestones	—	—	—	5,000	5,000	5,000	(1,163)	3,837	0.02
Unwinding of discount on non-underlying items	—	—	—	—	—	341	(80)	261	—
Release of litigation provision	—	—	—	—	—	—	50	50	—
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	(29)	(29)	—
Tax effect of UK patent box	—	—	—	—	—	—	2,078	2,078	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	3,128	3,128	0.02
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	(16,781)	(16,781)	(0.10)
Effect of not diluting a loss per share	—	—	—	—	—	—	—	—	0.04

Underlying	109,959	52.8	(58,730)	(39,423)	11,806	10,564	547	11,111	0.06

Q4 2012

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	121,208	48.6	(73,241)	(57,638)	117,507	113,458	(48,804)	64,654	0.32
Amortisation of intangibles	3,241	1.3	1,308	2,172	6,721	6,721	(1,730)	4,991	0.02
Share option charges	—	—	5,194	5,217	10,411	10,411	(3,060)	7,351	0.04
Integration and restructuring	—	—	—	547	547	547	1,266	1,813	0.01
Other operating income	—	—	—	(214)	(214)	(214)	52	(162)	—
Litigation settlement	—	—	—	7,500	7,500	7,500	(1,838)	5,662	0.03
Gain on disposal of development operations	—	—	—	—	(127,178)	(127,178)	56,262	(70,916)	(0.35)
Option premium for option on tender offer	—	—	—	—	—	2,098	(514)	1,584	0.01
Unwinding of discounts on non-underlying items	—	—	—	—	—	716	(175)	541	—
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	534	534	—
Recognition of tax losses brought forward	—	—	—	—	—	—	(8,732)	(8,732)	(0.04)
Movement on uncertain tax positions	—	—	—	—	—	—	2,939	2,939	0.01

Underlying	124,449	49.9	(66,739)	(42,416)	15,294	14,059	(3,800)	10,259	0.05

Q3 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit		Net	Diluted
						b/f tax	Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	131,013	52.0	(68,772)	(45,493)	16,748	17,318	(6,976)	10,342	0.06
Amortisation of intangibles	2,072	0.8	480	1,460	4,012	4,012	(890)	3,122	0.02
Share option charges	—	—	6,191	2,514	8,705	8,705	(1,259)	7,446	0.04
Integration and restructuring	—	—	—	1,520	1,520	1,520	(596)	924	0.01
Patent settlement	—	—	—	4,500	4,500	4,500	(1,046)	3,454	0.02
Other operating income	—	—	—	(1,445)	(1,445)	(1,445)	335	(1,110)	(0.01)
Unwinding of discount on non-underlying items	—	—	—	—	—	377	(87)	290	—
Deferred tax on unexercised share options	—	—	—	—	—	—	940	940	0.01
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	(129)	(129)	—

Underlying	133,085	52.8	(62,101)	(36,944)	34,040	34,987	(9,708)	25,279	0.15

2013

						Profit b/f tax
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit			Net profit	Diluted
							Taxation		EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	495,267	51.6	(273,026)	(193,731)	(48,386)	(52,459)	6,130	(46,329)	(0.28)
Amortisation of intangibles	8,173	0.8	1,832	6,788	16,793	16,793	(4,638)	12,155	0.07
Share option charges	—	—	22,728	15,415	38,143	38,143	(9,188)	28,955	0.17
Integration and restructuring	—	—	—	24,678	24,678	24,678	(4,325)	20,353	0.12
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,489	(6,338)	(0.04)
Patent and litigation settlements	—	—	—	4,650	4,650	4,650	(1,081)	3,569	0.02
Other operating income	—	—	—	(3,671)	(3,671)	(3,671)	853	(2,818)	(0.02)
Fair value of contractual milestones	—	—	—	5,000	5,000	5,000	(1,163)	3,837	0.02
Goodwill and non current asset impairment	—	—	—	—	76,896	76,896	—	76,896	0.44
Unwinding of discount on non-underlying items	—	—	—	—	—	1,568	(365)	1,203	0.01
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	(29)	(29)	—
Tax effect of UK patent box	—	—	—	—	—	—	2,078	2,078	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	3,128	3,128	0.02
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	(15,548)	(15,548)	(0.10)
Effect of not diluting a loss per share	—	—	—	—	—	—	—	—	0.02

Underlying	503,440	52.4	(248,466)	(150,698)	104,276	101,771	(20,659)	81,112	0.46

2012

						Profit b/f tax
	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit			Net	Diluted
							Taxation	profit	EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	509,077	49.6	(290,346)	(237,996)	107,913	101,982	(50,749)	51,233	0.25
Amortisation of intangibles	11,342	1.2	3,124	8,266	22,732	22,732	(6,184)	16,548	0.08
Share option charges	—	—	14,894	12,859	27,753	27,753	(4,387)	23,366	0.11
Integration and restructuring	—	—	—	27,523	27,523	27,523	(3,523)	24,000	0.12
Litigation settlements	—	—	—	15,500	15,500	15,500	(3,798)	11,702	0.06
Other operating income	—	—	—	(214)	(214)	(214)	52	(162)	—
Gain on disposal of development operations	—	—	—	—	(127,178)	(127,178)	56,262	(70,916)	(0.35)
Unwinding of discount on non-underlying items	—	—	—	—	—	2,330	(571)	1,759	0.01
Option premium for option on tender offer	—	—	—	—	—	2,098	(514)	1,584	0.01
Deferred tax effect of change in tax rate	—	—	—	—	—	—	2,050	2,050	0.01
Recognition of tax losses brought forward	—	—	—	—	—	—	(8,732)	(8,732)	(0.04)
Movement on uncertain tax positions	—	—	—	—	—	—	2,939	2,939	0.01

Underlying	520,419	50.8	(272,328)	(174,062)	74,029	72,526	(17,155)	55,371	0.27